UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

June 24, 2026

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 East Green Street Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

The Board of Directors of Miso Robotics, Inc. (the “Company”) accepted the resignation of Robert Lunny from his position as Chief Financial Officer of the Company. Mr. Lunny’s services will continue to be available to the Company until June 30, 2026.

Concurrently with the acceptance of the resignation of Mr. Lunny, the Board of Directors of the Company appointed Nick van Dyk to begin serving as the Chief Financial Officer of the Company. Prior to joining the Company, Mr. van Dyk (58) served as Executive Vice President and Chief Strategy Officer of Nexon Corp., as well as President of Nexon Film & Television. He was previously President of Activision Blizzard Studios, and before that, Chief Financial Officer of that same business. He has held senior positions at The Walt Disney Company and Bain & Company. Mr. van Dyk brings significant experience in accounting, finance, financial reporting, strategic planning and corporate operations. He holds an MBA from Harvard Business School and a BA from UCLA.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: June 24, 2026